FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

12 March 2009

File no. 0-17630

Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Myles Lee

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Nil Paid Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Myles Lee                                                                              250,15

Louise Lee                                                                               6,686

AC Employee Benefit Trustees Limited Acct CRG          2,244

Mourant & Co. Trustees Limited Acct MPL                   13,677

8. State the nature of the transaction

Sale of Nil Paid Rights to part finance the take-up of rights at €8.40 per share in line with the undertaking given in the Rights Issue Prospectus issued on 3rd March 2009.

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

26,472 Nil Paid Rights

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€5.335 per Nil Paid Right

14. Date and place of transaction

11th March 2009, Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

272,760 (including 13,677 Deferred Shares); 0.0512%

Nil Paid Rights: 51,219

Total holding following Rights Issue will be: 323,979; 0.0473%

16. Date issuer informed of transaction

11th March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

12th March 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Angela Malone

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Angela Malone

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Nil Paid Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Angela Malone                                                    38,494

AC Employee Trustees Limited Acct CRG      2,241

8. State the nature of the transaction

Sale of Nil Paid Rights to part finance the take-up of rights at €8.40 per share.

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

5,000 Nil Paid Rights

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€5.112 per Nil Paid Right

14. Date and place of transaction

11th March 2009, Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

40,735; 0.00765%

Nil Paid Rights: 6,399

Total Holding following Rights Issue will be: 47,134; 0.00689%

16. Date issuer informed of transaction

11th March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

 Angela Malone

Company Secretary

Date of notification

12th March 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

William I. O'Mahony

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O'Mahony

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Nil Paid Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William I. O'Mahony                                                         584,357

Arnolda L. O'Mahony                                                        242,057

AC Employee Benefit Trustees Limited Acct CRG          1,407

Mourant & Co. Trustees Limited Acct LOM                  30,943

8. State the nature of the transaction

Sale of Nil Paid Rights to part finance the take-up of rights at €8.40 per share in line with the undertaking given in the Rights Issue Prospectus issued on 3rd March 2009.

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

  11. Number of shares, debentures or financial instruments relating to shares disposed

119,739 Nil Paid Rights

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€5.15 per Nil Paid Right

14. Date and place of transaction

12th March 2009, Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

858,764 (including 30,943 Deferred Shares); 0.1613%

Nil Paid Rights: 125,620

Total holding following Rights Issue will be: 984,384; 0.1438%

16. Date issuer informed of transaction

12th March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone

+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone

Company Secretary

Date of notification

12th March 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  12 March 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director